EXHIBIT 99.1

VOX ANNOUCES NEW REVOLVING CREDIT FACILITY

OF UP TO $25 MILLION WITH BANK OF MONTREAL

 All amounts in U.S. dollars unless otherwise indicated.

TORONTO, CANADA – January 16, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that it has entered into a definitive credit agreement with the Bank of Montreal providing for a $15 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10 million of availability subject to certain conditions (the “Accordion”). The Company has not drawn on the Facility as of the date hereof.

The key terms of the new Facility are:

•	$15 million senior secured Facility;
•	Additional $10 million Accordion;
•	Secured against the assets of the Company;
•	Interest rate of Secured Overnight Financing Rate plus 2.50% to 3.50%, contingent upon the Company’s leverage ratio;
•	Facility has flexibility to be drawn and repaid, with the undrawn portion subject to a standby fee of 0.5625% to 0.7875% per annum based on the undrawn amount;
•	One-time arrangement fee of 0.50% and two-year upfront fee of 0.25% per annum on the total Facility amount, being $150,000 in the aggregate;
•	The Facility will be available for general corporate purposes, acquisitions and investments; and
•	Matures on December 31, 2025 with annual one-year extension option.

Kyle Floyd, Chief Executive Officer, stated: “We are pleased to announce this new Facility with Bank of Montreal and appreciate the bank’s strong support of the Company. This Facility dramatically decreases our cost of capital, enables Vox to pursue and acquire third-party royalties using the most cost-efficient allocation of cash on hand, debt or equity capital on a case by case basis, and potentially unlocks new acquisition opportunities within its proprietary database. We will continue to build the business with discipline, leveraging our competitive advantages and systematic processes.”

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Pascal Attard	Kyle Floyd
Chief Financial Officer	Chief Executive Officer
pascal@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, a potential drawdown on and use of proceeds from the Facility, as well as the potential for the Facility to unlock new acquisition opportunities.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements. Such forward-looking statements, including but not limited to statements relating to the Facility and the Company's business strategy, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, that the Facility will not be advanced within the expected timeframe, the ability of the Company to carry out its growth plans and other factors set forth in the Company's publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this release.

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